20014045

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OCT 07 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Securities, Inc. of California dba Mutual Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo	CA	93012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Damiani 805-764-6740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Avenue	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Damiani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc. of California dba Mutual Securities, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Operating Officer & FINOP

Title

Clare La Puma Corré
(See Attached California Jurat CLC 10-05-2020)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Ventura }

Subscribed and sworn to (or affirmed) before me on
this 5th day of October, 20 20,
by Nick Damiani
proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

CLARE LA PUMA CORRE
COMM. #2188728
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2021

Signature Clare La Puma Corre

(Seal)

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
August 28, 2020

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

Assets

Cash and cash equivalents	$	1,919,763
Deposits with clearing organization		200,000
Receivable from clearing organization		250,379
Commissions receivable		2,617,152
Furniture, equipment and leasehold improvements, net		17,699
Prepaid expenses and other assets		71,658
Note receivable		138,468
Right of use assets - operating leases		635,360
Deposit - other		100,000
Total Assets	$	5,950,479

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	133,903
Commissions payable		2,720,292
SBA PPP loan payable		475,215
Income taxes payable		20,013
Operating lease liabilities		635,360
Total Liabilities		3,984,783
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding		23,413
Additional paid-in-capital		142,726
Retained earnings		1,799,557
Total Stockholders' Equity		1,965,696
Total Liabilities and Stockholders' Equity	$	5,950,479

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2020

Revenue	
Insurance and annuity commissions	$ 17,901,648
Mutual fund and direct product commissions	5,335,515
Brokerage commissions	4,011,863
Interest income	61,232
Other commissions and fee income	1,458,108
Total Revenue	28,768,366
Operating Expenses	
Employee compensation and benefits	3,228,650
Commissions and floor brokerage	17,990,130
Communications	183,685
Professional fees	3,569,378
Occupancy and equipment rental	228,523
Other operating expenses	1,570,981
Total Operating Expenses	26,771,347
Net Income Before Income Taxes	1,997,019
Provision for Income Taxes	36,865
Net Income	$ 1,960,154

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2020

	Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - Beginning	31,216	$ 23,413	$ 142,726	$ 1,125,947	$ 1,292,086
Distributions to stockholders	--	--	--	(1,286,544)	(1,286,544)
Net income	--	--	--	1,960,154	1,960,154
Balance - Ending	31,216	$ 23,413	$ 142,726	$ 1,799,557	$ 1,965,696

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2020

Cash Flows from Operating Activities	
Net income	$ 1,960,154
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,934
Changes in operating assets and liabilities:	
Receivable from clearing organization	54,282
Commissions receivable	(481,234)
Prepaid expenses and other assets	196,636
Right of use assets - operating leases	(635,360)
Accounts payable and accrued expenses	(288,694)
Payable to clearing organization	(647)
Commissions payable	264,131
Income taxes payable	9,189
Operating lease liabilities	635,360
Net Cash from Operating Activities	1,717,751
Cash Flows from Investing Activities	
Note receivable principal payments	10,000
Net Cash from Investing Activities	10,000
Cash Flows from (used) in Financing Activities	
SBA PPP loan payable proceeds received	475,215
Distributions to stockholders	(1,286,544)
Net Cash used in Financing Activities	(811,329)
Net Increase in Cash and Cash Equivalents	916,422
Cash and Cash Equivalents - Beginning	1,003,341
Cash and Cash Equivalents - Ending	$ 1,919,763
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 5,635
Income taxes paid	$ 16,024
Operating leases paid	$ 139,892

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

CASH EQUIVALENTS

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

COMMISSIONS RECEIVABLE

The balance shown as Commissions receivable consists of $2,615,704 in trailing commissions and $1,448 in reimbursed fees for a total of $2,617,152 due in connection with the Company's normal transactions. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016 FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the package of transition practical expedients for expired or existing contracts and elected the carry forward of historical lease classifications and elected the short-term lease accounting policy allowing lessees to not recognize right of use assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of right of use assets for operating leases of $704,509 and corresponding operating lease liabilities of $704,509 on the statement of financial condition as of July 1, 2019. The standard did not materially impact operating results or net capital. Disclosures related to the amount and timing of cash flows for lease liabilities are included in Note 12.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

VALUATION TECHNIQUES

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

The Company held no investments in securities as of June 30, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

INCOME TAXES

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code ("IRC"). Subchapter S of the IRC provides that in lieu of corporate income taxes, the stockholders are individual taxed on the Company's taxable income, therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2020 was $200,000.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

As of June 30, 2020, furniture, equipment, and leasehold improvements, net consisted of the following:

			Useful life
Furniture and fixtures	$	67,986	5
Machinery and equipment		59,729	7
Leasehold improvements		59,007	15
Total cost of furniture, equipment, and leasehold improvements		186,722	
Less: accumulated depreciation		169,023	
Furniture, equipment, and leasehold improvements, net	$	17,699	

Depreciation expense for the year ended June 30, 2020 was $3,934.

NOTE 5 – NOTE RECEIVABLE

In June 2017, the Company paid a legal settlement, in full, on behalf of one of its representatives. Contemporaneously, the Company issued an unsecured note receivable totaling $237,500 with the representative. The note bears interest at 5% per annum and requires quarterly interest payments. The note allows for, but does not require, principal payments to be made throughout the term of the note. The Company received $9,275 in interest on the note for the year ended June 30, 2020 and the balance of the note receivable as of June 30, 2020 was $138,468. The note matured on July 10, 2020 and was paid in full.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

SIGNIFICANT JUDGEMENTS

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

COMMISSIONS

The Company buys and sells insurance and annuity products, mutual funds, and other equity and financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company also charges fees relating to the transactions executed on behalf of its customers. Commissions, fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Sales of annuities, insurance products, and mutual funds include initial up-front (first year) commissions where the performance obligation is satisfied on the trade date as well as annual trailing commission payments for each product renewal and continued investment. Commissions on annuity, insurance products and mutual funds are considered variable consideration. ASC Topic 606 requires that, at the time of the initial sale or investment, the Company must estimate the variable consideration (future renewal commissions) and determine the transaction price as the unconstrained net present value of expected future renewal commissions. Therefore, the transaction price for annuities, insurance products and mutual funds includes first-year fixed commissions recognized for new sales as well as trailing commissions for previous sales. The performance obligation of trailing commissions is satisfied at product renewal and continued investment, which are estimated using the average value of trailing commissions received in the first month of the two previous quarters.

COSTS TO OBTAIN OR FULFILL A CONTRACT WITH A CUSTOMER

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. The Company did not have any such assets from costs to obtain contracts with customers at July 1, 2019 or June 30, 2020.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

DISAGGREGATION OF REVENUE

The following tables present revenue by major source:

Revenue from Contracts with Customers

Insurance and annuity commissions	
Variable annuities	$ 17,599,333
Fixed annuities	302,315
Total insurance and annuity commissions	$ 17,901,648
Mutual fund and direct product commissions	
Mutual funds	$ 5,335,515
Total mutual fund and direct product commissions	$ 5,335,515
Brokerage commissions	
Equities, EFTs, closed-end funds, MLPs	$ 2,134,844
529 plans	242,614
Fixed income	943,118
Options	314,790
Other	376,497
Total brokerage commissions	$ 4,011,863
Other commissions and fee income	
Core money market 12-b-1 commissions	$ 647,831
Administrative, IRA and other fee income	581,867
NTF revenue sharing commissions	130,148
Other commissions	98,262
Total other commissions and fee income	$ 1,458,108

NOTE 7 - INCOME TAXES

As discussed in Note 2, Income Taxes, the Company has elected the S Corporate tax status. Therefore, no Federal income tax provision is included in these financial statements. The tax provision reported is current California and Pennsylvania tax of $36,865.

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2020.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2020.

NOTE 8- RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2020, the Company paid $139,892 in occupancy expense to KCMA. See Note 12 for further information on the lease agreement.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either those certain clients or their investment adviser representatives are charged for such brokerage services.

Throughout the year ended June 30, 2020, the Company collected fees on behalf of Mutual Advisors and subsequently remitted the entirety of payments to Mutual Advisors. The Company also collects fees from Mutual Advisors for advisor ticket charges. During the year ended June 30, 2020, these fees totaled $5,134.

Effective January 1, 2020, the Company began sharing portfolio accounting fee costs with Mutual Advisors, LLC. $349,328 in total portfolio accounting fees were incurred by the Company and Mutual Advisors, LLC reimbursed the Company $196,525, based on respective usage, for a net expense of $152,803 in portfolio accounting for the year ended June 30, 2020 which is included in the Statement of Income under Operating Expenses, Other operating expenses. There were no reimbursements due from Mutual Advisors, LLC as of June 30, 2020.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 9 - 401(K) PLAN

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2020, the Company incurred a total of $81,114 in matching contributions.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2020, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11 – CUSTOMER CONCENTRATION

Significant customers are those that account for greater than 10% of the Company's revenues.

20% of the Company's gross revenue came from Jackson National Life and 12% came from Prudential Insurance Company for the fiscal year ended June 30, 2020. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

SBA PPP LOAN PAYABLE

On May 4, 2020 the Company received loan proceeds in the amount of $475,215 from the Bank of America, N.A. pursuant to the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months, however, loan proceeds and accrued interest are forgivable after twenty four weeks, or eight weeks if elected by the Company, as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of the loan forgiveness could be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period (or eight-week period if elected).

Regardless of whether the Company expects to repay the PPP loan or believes it represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a financial liability in accordance with FASB ASC 470. For purposes of derecognition of the liability, FASB ASC 470 refers to the guidance in FASB ASC 405-20. Based on the guidance in ASC 405-20, the proceeds from the loan would remain a liability until either (1) the loan is, in part or wholly, forgiven and the debtor has been "legally released" or (2) the debtor pays off the loan. The Company has followed the guidance under ASC 405-20, no portion of the loan has been derecognized as of June 30, 2020, and the $475,215 balance of the PPP loan is reported on the Statement of Financial Condition under Liabilities, SBA PPP loan payable. None of the loan has been forgiven or repaid as of June 30, 2020.

OPERATING LEASES

Operating leases are included in the right-of-use assets – operating leases and operating lease liabilities on the statement of financial condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

The Company is obligated under a five-year lease extension exercised September 2015 which was set to expire August 31, 2020 for its office space in Camarillo, CA. An amendment was signed to extend the lease term for a twelve-month term beginning September 1, 2020 with five (5) consecutive one (1) year options to renew the lease. Management compared the renewal rents with expected fair market rents for equivalent property under similar terms and conditions and determined it is reasonably certain the Company will exercise the renewal options and have included the five consecutive renewal options in the lease commitment. The discount rate used to compute the lease liability and right of use asset at the commencement date of the lease is 10.69%, which is the implicit rate. The implicit rate was computed using estimated market value data readily available to determine the asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. Lease expense for its office space in Camarillo, CA was $139,892 for the year ended June 30, 2020 and is reported on the Statement of Income, under Operating Expenses, Occupancy and equipment rental.

The total of the commitment over the remaining terms at June 30, 2020 is as follows:

Year ending June 30,		
2021	$	139,892
2022		139,892
2023		139,892
2024		139,892
2025 and thereafter		303,099
Total undiscounted lease payments		862,667
Less: imputed interest		227,307
Total operating lease liabilities	$	635,360

Other information related to lease as of June 30, 2020 is as follows:

Supplemental non-cash investing and financing activities information:

Remaining operating lease term: 6.2 years

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

The Company leases various software, equipment and facilities under short-term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $77,704 for the year ended June 30, 2020 and is reported on the Statement of Income, under Operating Expenses, Occupancy and equipment rental. Short term and month-to-month leases are not included in the operating leases data listed above.

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 13 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2020 or during the year then ended.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the United States Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2020, the Company had net capital of $1,295,728 which exceeded required net capital of $223,295 by $1,072,433. The Company's ratio of aggregate indebtedness to net capital was 2.59 to 1 at June 30, 2020, which was less than the maximum ratio of 15 to 1.

SUPPLEMENTARY INFORMATION

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

AS OF JUNE 30, 2020

SCHEDULE I

				Audited Net Capital
Computation of net capital				
Common stock	$	23,413		
Additional paid-in-capital		142,726		
Retained earnings		1,799,557		
Total stockholders' equity			$	1,965,696
Less: non-allowable assets from the Statement of Financial Condition				
Commissions receivable		(315,333)		
Furniture, equipment and leasehold improvements, net		(17,699)		
Prepaid expenses		(71,658)		
Note receivable		(138,468)		
Deposit - other		(100,000)		
Total non-allowable assets				(643,158)
Net capital before haircuts				1,322,538
Haircut on other securities		(26,810)		
Total haircuts and undue concentration				(26,810)
Net capital				1,295,728
Aggregate indebtedness				
Total liabilities	$	3,984,783		
Less: Operating lease liabilities to extent of ROU asset		635,360		
Total aggregate indebtedness	$	3,349,423		
Computation net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	223,295		
Minimum dollar net capital required	$	100,000		
Net capital required (greater of above)				223,295
Excess net capital			$	1,072,433
Total aggregate indebtedness			$	3,349,423
Ratio of aggregate indebtedness to net capital				2.59 : 1

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's Amended Form X-17A-5 report dated June 30, 2020.

See Independent Auditors' Report

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF JUNE 30, 2020

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3(k)(2)(ii).

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2020

SCHEDULE III

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mutual Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating Mutual Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Mutual Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mutual Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mutual Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
August 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 6/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28580 FINRA JUN
MUTUAL SECURITIES INC
PO BOX 2864
CAMARILLO, CA 93011-2864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ERIK HOKOM 8057646740

WORKING COPY

2. A. General Assessment (item 2e from page 2) $6647

B. Less payment made with SIPC-6 filed (exclude interest) (7207)
2/5/2020 + 7/27/2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (560)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(560)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(560)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MUTUAL SECURITIES INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

DIRECTOR OF FINANCE - FINOP
(Title)

Dated the 20 day of AUGUST, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2019 and ending 6/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$28,768,366
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22,934,848
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	911,675
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	484,813
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $5,635	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,635
Total deductions	24,336,971
2d. SIPC Net Operating Revenues	$4,431,395
2e. General Assessment @ .0015	$6,647
	(to page 1, line 2.A.)

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2020

		Amount
Total assessment	$	6,647
SIPC-6 general assessment Payment made on February 5, 2020		(3,956)
SIPC-7 general assessment Payment made on July 27, 2020		(3,251)
Total assessment balance (overpayment carried forward)	$	(560)

See Independent Auditors' Report

MUTUAL SECURITIES, INC.
Member FINRA, SIPC • Est. 1982

Assertions Regarding Exemption Provisions

We, as members of management of Mutual Securities, Inc. of California dba Mutual Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the fiscal year ending June 30, 2020.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

By:

(Nick Damiani, Chief Operating Officer & FINOP for the fiscal year ending June 30, 2020)

08/24/2020
(Date)

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) Mutual Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Mutual Securities Inc. stated that Mutual Securities Inc. met the identified exemption provisions throughout June 30, 2020, the most recent fiscal year without exception. Mutual Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
August 28, 2020